
November 14, 2022

Daniel Dominguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

> **Re: Buenaventura Mining Company Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed May 13, 2022**
> **File No. 001-14370**

Dear Daniel Dominguez:

We have reviewed your October 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Form 20-F for the Fiscal Year ended December 31, 2021

Information on the Company, page 26

1. We note your response to prior comment 1 stating that you do not plan to provide any information for the Julcani and La Zanja properties in future filings because you do not consider them to be material and have not prepared estimates of mineralization consistent with the definitions and standards in Subpart 1300 of Regulation S-K.

    However, even though you may consider and identify the Julcani and La Zanja properties as not material, you would nevertheless need to provide the information prescribed for summary disclosure under Item 1303 of Regulation S-K. Further, while a technical report summary is not required for a non-material property, based on Item 1302(b) of Regulation S-K, estimates of resources and reserves must be prepared by a qualified person in accordance with Item 1302(e) of Regulation S-K. Please submit the revisions that you propose in the form of a draft amendment to comply with the aforementioned guidance.

2.   We note that in response to prior comment two you propose to include a map that appears to be an overview indicating the general location of all properties to address Item 1303(b)(1) of Regulation S-K. However, Item 1304(b)(1)(i) of Regulation S-K requires disclosure of a property specific map for each material property. The maps should be accurate to within one mile and based on an easily recognizable coordinate system.

We also note that you agreed to disclose the total cost and book value of each property and its associated plant and equipment to comply with Item 1304(b)(2)(iii) of Regulation S-K. However, we do not see these details among your proposed revisions.

Please submit a complete draft amendment with all proposed changes marked; and include a reference to the particular page and paragraph or section where revisions appear in response to each comment. We reissue prior comment two.

3.   We note that the revisions you proposed in response to prior comment 3 continue to omit the point of reference in which mineral resources and reserves are presented. For example, if mineral resources and reserves are presented as in-situ materials (prior to mining losses and processing losses), as mill feed (after mining losses and prior to processing losses), or on some other basis, this should be evident from your disclosures. Please comply with Item 1304(d)(1) of Regulation S-K. We reissue prior comment 3.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding comments on the mineral property information. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation